SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 2, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date     February 2, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO PAPER TO STRENGTHEN ITS MANAGEMENT – RISTO HAUTAMÄKI APPOINTED PRESIDENT

(Helsinki, Finland, February 2, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation’s Board of Directors has appointed Risto Hautamäki President of Metso Paper and a member of Metso Executive Team as of April 1, 2005. The current President of the Metso Paper Business Area, Bertel Karlstedt, will continue in the position until March 31, 2005, and will then become Executive Vice President of Metso Paper.

Metso Paper’s Management Agenda was confirmed and communicated in June 2004. “The program strives to significantly renew Metso Paper’s business concept and streamline its cost structure in the near future. One of the key targets is to strengthen Metso Paper’s market and technology leadership,” says Jorma Eloranta, President and CEO for Metso Corporation. “Risto Hautamäki has extensive experience in serving the pulp and paper industry. I am very pleased that he will now lead the Metso Paper renewal.”

Risto Hautamäki, M.Sc. (Eng.), 59, has been President & CEO of Tamfelt Corporation since 1995. He is currently Member of the Board of Metso Corporation. In 1970-1994, Hautamäki held various positions in Valmet Oy, the last being the President & CEO of Valmet Paper Machinery Inc. Valmet Paper Machinery was one of the companies merged to form Metso Paper. Tamfelt’s main products are forming fabrics, press felts, dryer fabrics and filter fabrics for the pulp and paper industry.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, energy industry as well as in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed in the Helsinki and New York Stock Exchanges.

For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.